December 15, 2014

VIA EDGAR

Ms. Jennifer Gowetski

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549

RE:	Independence Mortgage Trust, Inc.
Request to Withdraw
Registration Statement on Form S-11, File Number 333-178088

Dear Ms. Gowetski:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Independence Mortgage Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-11 (Registration No. 333-178088), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement due to the Company’s decision not to proceed with the public offering contemplated thereby. The Registration Statement has not been declared effective, and the Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use pursuant to such Rule.

If you have any further questions, or if you require additional information, please do not hesitate to contact our counsel, Anders Laren, at (215) 243-9034. Thank you for your attention to this matter.

Sincerely,

INDEPENDENCE MORTGAGE TRUST, INC.

/s/ Raphael Licht
Raphael Licht
President